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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

Converium Holding Ltd to release Half Year 2003 Results on Tuesday, July 29, 2003.
Conference Call

Converium Holding Ltd to release Half Year 2003 Results on Tuesday, July 29, 2003.

July 3, 2003

Converium Holding Ltd, Zug will release its Half Year 2003 Results before market opens in Europe on Tuesday, July 29, 2003.

Converium will hold two conference calls for the investment community to accommodate European and North-American business hours. These conference calls will be held on Tuesday, July 29, 2003 at 9:00 am Central European Time (CET) and at 9:00 am Eastern Standard Time (i.e. 15:00 CET). Both conference calls will be webcast live on the Internet, via the Company’s web site, at www.converium.com.

The Analyst and Media Conference will take place at Converium in Zurich, General Guisan-Quai 26, on Tuesday, July 29, 2003 from 11:00 am to 12:30 pm.

Please dial-in at least five minutes before the call and ensure that you have Real Media Player or Windows Media Player.

Investor Relations contact:	Media Relations contact:

Zuzana Drozd Head of Investor Relations +41 1 639 9120 zuzana.drozd@converium.com	Michael Schiendorfer Media Relations Manager +41 1 639 96 57 michael.schiendorfer@converium.com

Conference Call

Converium:

Half Year 2003 Results

Converium will hold two conference calls for the investment community to accommodate European and North-American business hours.

Both calls will be webcast live on the Internet, via the Company’s web site, at www.converium.com.

We are pleased to invite you to participate in one of these conference calls. Please dial-in 10 — 15 minutes before and ensure that you have Real Media PlayerTM or Windows Media PlayerTM.

The following conference calls will be held on Tuesday, July 29th, 2003

1st Conference Call			2nd Conference Call

at	9:00 am Central European Time (CET) 8:00 am Greenwich Mean Time (GMT) 3:00 am Eastern Standard Time (EST) 0:00 am Pacific Standard Time (PST)		at	3:00 pm Central European Time (CET) 2:00 pm Greenwich Mean Time (GMT) 9:00 am Eastern Standard Time (EST) 6:00 am Pacific Standard Time (PST)

call	+44 207 107 0611 +41 91 610 5600 +1 866 291 4166 +1 866 519 5086 +1 866 519 5087	from UK for international calls from USA from Canada from Mexico	call	+44 207 107 0611 +41 91 610 5600 +1 866 291 4166 +1 866 519 5086 +1 866 519 5087	from UK for international calls from USA from Canada from Mexico

	and quote “Converium”			and quote “Converium”

If you miss the call, you can listen to an instant replay on:

	+44 20 7866 4300 code +41 91 612 4330 code +1 412 858 1440 code	from UK 051 # for international calls 051 # from North America 051 #		+44 20 7866 4300 code +41 91 612 4330 code +1 412 858 1440 code	from UK 158 # for international calls 158 # from North America 158 #

This replay will be available a few hours after the event for a period of one month on www.converium.com

For any questions please call Marco Circelli or Natalia Birkenmaier at +41-1-639-9131 or e-mail at marco.circelli@converium.com